[LETTERHEAD OF DANIEL P. CONNEALY]

December 19, 2013

VIA EDGAR AND ELECTRONIC MAIL

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Waddell & Reed Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-13913

Dear Ms. Ciboroski:

We have received your letter dated December 5, 2013 regarding the above-referenced report. Set forth below, in bold, are each of the comments in your letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 3

Distribution Channels, page 6

Advisors Channel, page 6

1.              We note your disclosure on page 7 that you utilize gross revenue per advisor to measure advisor productivity.  This measure appears to meet the definition of a non-GAAP measure.  As such, please revise your future filings to provide the disclosures required by Item 10(e) of Regulation S-K, including a quantitative reconciliation between gross revenue and the most directly comparable GAAP financial measure.

Response:

In future filings, we will disclose revenue per advisor utilizing total Advisors Channel revenues.  Total Advisors Channel revenues is determined in accordance with GAAP, and therefore, we believe, in our future filings, revenue per advisor would be an operating measure calculated using GAAP amounts.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations — Underwriting and Distribution, page 30

2.              We note your disclosure of underwriting and distribution revenues and expenses segregated by distribution channel on pages 31-32.  In an effort to provide greater transparency into your various revenue sources, please revise your disclosure in future filings to quantify the significant components of your underwriting and distribution revenues (e.g., 12b-1 fees, front-end load sales, fees from asset allocation products, insurance premiums, etc.).  Consider providing these disclosures in a tabular format.

Response:

We will quantify the significant components of underwriting and distribution revenues in future filings and will provide these disclosures in a tabular format.

Notes to Consolidated Financial Statements, page 55

Note 2 — Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 58

3.              We note your disclosure on page 15 regarding the use of “soft dollar credits” from broker/dealers to defray certain of your expenses.  Please explain to us, and expand your revenue recognition policy in future filings to disclose how soft dollar arrangements are reflected in your financial statements (e.g., gross vs. net presentation).

Response:

The Company’s investment advisory business provides investment advisory and management services to various mutual funds, institutional and other private investors, and subadvisory service to other investment companies.  This business has the authority to buy and sell securities for each portfolio, select broker-dealers to execute trades and negotiate brokerage commission rates.  In connection with these transactions, we may receive research products and services from broker-dealers in exchange for the business we conduct with them.  Our investment advisory business does not have any contractual obligation requiring it to pay for these services; instead, the provider is obligated to pay for such services.  Some of these research products and services could be acquired for cash and our receipt of these products and services, through the use of soft dollars, reduces cash expenses that we would otherwise incur.

We have considered the guidance in ASC 605-45, Revenue Recognition — Principal Agent Considerations, when considering the accounting treatment for soft dollar arrangements.  The Standard states that it is a matter of judgment whether an entity should report gross revenue vs. net revenue and provides factors and indicators that should be considered when evaluating whether revenue should be recorded gross as a principal or net as an agent.  With respect to our investment advisory business’ soft dollar arrangements, the broker-dealers supplying the research products and services are the primary obligors in the arrangement.  The broker-dealers determine the product or service specifications, and exercise the discretion of who supplies the research product or service to us.  Based upon these facts, management has determined that we are an agent with respect to these arrangements, and as such, the appropriate recording of revenue is on a net basis.

In preparing future filings, beginning with the Company’s Form 10-K filing for the year ended December 31, 2013, the Company intends to include the following disclosure in our revenue recognition policy:

Our investment advisory business receives research products and services from broker-dealers through “soft dollar” arrangements.  Consistent with the “soft dollar” safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the investment advisory business does not have any contractual obligation requiring it to pay for research products and services obtained through soft dollar arrangements with brokers.  As a result, we present “soft dollar” arrangements on a net basis.

4.              It appears that you have made several changes to your revenue recognition policies during recent periods, specifically with respect to gross vs. net presentation.  These changes include a change to net presentation of management fee waivers in the third quarter of 2010 (as discussed on page 29), a change to gross presentation of technology fees in the fourth quarter of 2011 (as discussed on page 32), and a change to gross presentation of insurance premiums in the first quarter of 2013 (as discussed on page 28 of your June 30, 2013 Form 10-Q).  Please revise your disclosure in future filings for each revenue source to clearly indicate whether such revenues are recorded gross or net of related expenses.  Please also explain how you determined that net presentation was appropriate for those revenue sources that are presented in this manner.

Response:

The Company waives investment management fees pursuant to contractual expense limitations of certain funds.  Based on ASC 605-45, Revenue Recognition — Principal Agent Considerations (“ASC 605-45”), we have identified that the mutual funds are the primary obligor in the arrangement as they have the principal relationship with investors.  The Company serves as the agent in its role as asset manager for our mutual funds and receives a fixed investment management fee from the mutual funds.  Based on these facts, we believe the appropriate recording of revenue is on a net basis.

We provide technology services and errors and omissions insurance coverage to our financial advisors, who are independent contractors, for which they pay the Company a fee.  Based on ASC 605-45, since the Company is the primary obligor in the arrangement, the appropriate recording of revenue based on fees received is on a gross basis.  We are the primary obligor based on our determination that we are primarily responsible for the technology services and errors and omissions insurance, we have discretion in establishing fees paid by advisors, and we are involved in the determination of product or service specifications.

In preparing future filings, beginning with the Company’s Form 10-K filing for the year ended December 31, 2013, the Company intends to revise the investment management fee and underwriting and distribution revenue recognition policies as follows:

We recognize investment management fees as earned over the period in which services are rendered. We charge the Funds daily based upon average daily net assets under management in accordance with investment management agreements between the Funds and the Company.  The majority of investment management fees earned from institutional and separate accounts are charged either monthly or quarterly based upon an average of net assets under management in accordance with such investment management agreements.  The Company may waive certain fees for investment management services at its discretion, or in accordance with contractual expense limitations, and these waivers are reflected as a reduction to investment management fees on the statement of income.

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date.  Fee-based asset allocation revenues are charged quarterly based upon average daily net assets under management.  We also recognize distribution revenues monthly for certain types of investment products, primarily variable annuity products that are generally calculated based upon average daily net assets under management.  Fees collected from advisors for services related to technology and errors and omissions insurance are recorded in underwriting and distribution fees on a gross basis, as the Company is the primary obligor in these arrangements.

Pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me at (913) 236-2645 or by facsimile at (913) 236-1989.

Sincerely,

/s/ Daniel P. Connealy
Daniel P. Connealy
Senior Vice President and Chief Financial Officer
Waddell & Reed Financial, Inc.

cc:        Brent K. Bloss, Waddell & Reed Financial, Inc.

Wendy J. Hills, Waddell & Reed Financial, Inc.

Glen J. Hettinger, Fulbright & Jaworski L.L.P.